Exhibit 12
WYNDHAM WORLDWIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Year Ended December 31,
	2015	2014	2013	2012	2011
Earnings available to cover fixed charges:
Income before income taxes	$916	$845	$683	$628	$650
Less: Income from equity investees	2	2	3	—	3
	914	843	680	628	647
Plus: Fixed charges	228	217	240	253	267
Amortization of capitalized interest	5	4	3	6	5
Net (income)/loss attributable to noncontrolling interest	—	—	(1)	1	—
Less: Capitalized interest	7	6	5	5	10
Earnings available to cover fixed charges	$1,140	$1,058	$917	$883	$909
Fixed charges (*):
Interest	$199	$184	$209	$222	$232
Capitalized interest	7	6	5	5	10
Interest portion of rental expense	22	27	26	26	25
Total fixed charges	$228	$217	$240	$253	$267
Ratio of earnings to fixed charges	5.00x	4.88x	3.82x	3.49x	3.40x

(*)
Consists of interest expense on all indebtedness (including costs related to the amortization of deferred financing costs), capitalized interest and the portion of operating lease rental expense that is representative of the interest factor.